UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit 1
Final Results - 10 February, 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 10, 2005                        By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 10, 2005                        By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                               BARCLAYS BANK PLC

         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2004:

                                                          2004       2003
Interest receivable:                                      GBPm       GBPm
Interest receivable and similar income arising           2,414      2,384
from debt securities
Other interest receivable and similar income            11,251     10,043
                                                        13,665     12,427
Interest payable                                        (6,823)    (5,823)
Net interest income                                      6,842      6,604
Fees and commissions receivable                          5,672      4,896
Less: fees and commissions payable                        (706)      (633)
Dealing profits                                          1,493      1,054
Other operating income                                     653        490
Operating income                                        13,954     12,411
Administrative expenses - staff costs                   (4,998)    (4,295)
Administrative expenses - other                         (2,758)    (2,404)
Depreciation                                              (295)      (289)
Goodwill amortisation                                     (299)      (265)
Operating expenses                                      (8,350)    (7,253)
Operating profit before provisions                       5,604      5,158
Provisions for bad and doubtful debts                   (1,091)    (1,347)
Provisions for contingent liabilities and                   (2)         1
commitments
Provisions                                              (1,093)    (1,346)
Operating profit                                         4,511      3,812

(Loss)/profit from joint ventures                           (3)         1
Profit from associated undertakings                         59         28
Profit on disposal/termination of businesses                45          4
Profit on ordinary activities before tax                 4,612      3,845
Tax on profit on ordinary activities                    (1,289)    (1,076)
Profit on ordinary activities after tax                  3,323      2,769
Minority interests - equity                                (44)       (25)
Profit attributable to shareholders                      3,279      2,744
Profit attributable to non - equity shareholders            (2)         -
Dividends payable to Barclays PLC                       (2,247)    (1,580)
Profit retained for the financial year                   1,030      1,164

The information in this announcement, which was approved by the Board of Directors on 9th February 2005, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts will be delivered to the Registrar of Companies in accordance with Section 242 of the Act.

                           CONSOLIDATED BALANCE SHEET


                                                          2004       2003
Assets:                                                   GBPm       GBPm
Cash and balances at central banks                       1,753      1,726
Items in course of collection from other banks           1,772      2,006
Treasury bills and other eligible bills                  6,658      7,177
Loans and advances to banks - banking                   24,986     17,254
                            - trading                   50,145     44,670
                                                        75,131     61,924
Loans and advances to customers - banking              189,847    167,858
                                - trading               65,099     58,961
                                                       254,946    226,819
Debt securities                                        127,428     97,393
Equity shares                                           12,177      7,871
Interests in joint ventures - share of gross assets        147        266
                            - share of gross liabilities  (119)      (208)
                                                            28         58
Interests in associated undertakings                       381        370
Intangible fixed assets                                  4,295      4,406
Tangible fixed assets                                    1,921      1,790
Other assets                                            22,307     19,835
Prepayments and accrued income                           5,078      3,921
                                                       513,875    435,296
Retail life-fund assets attributable to                  8,378      8,077
policyholders
Total assets                                           522,253    443,373

Liabilities:
Deposits by banks - banking                             74,211     57,641
                  - trading                             36,813     36,451
                                                       111,024     94,092
Customer accounts - banking                            171,963    155,814
                  - trading                             45,755     29,054
                                                       217,718    184,868
Debt securities in issue                                67,806     49,569
Items in course of collection due to other banks         1,205      1,286
Other liabilities                                       76,550     69,497
Balances due to Barclays PLC                                49         10
Accruals and deferred income                             6,582      4,983
Provisions for liabilities and charges - deferred tax      738        646
Provisions for liabilities and charges - other             467        369
Dividend payable to Barclays PLC                           977        869
Subordinated liabilities:
Undated loan capital - non-convertible                   6,149      6,310
Dated loan capital - convertible to preference shares       15         17
Dated loan capital - non-convertible                     6,113      6,012
                                                       495,393    418,528
Shareholders' funds and minority interests
Called up share capital                                  2,316      2,302
Share premium account                                    6,531      5,743
Revaluation reserve                                         24         24
Profit and loss account                                  9,400      8,416
                                                        18,271     16,485
Shareholders' funds - equity                            17,581     16,485
                    - non-equity                           690          -
Minority interests - equity                                211        283
                                                        18,482     16,768
                                                       513,875    435,296
Retail life-fund liabilities to policyholders            8,378      8,077
Total liabilities and shareholders' funds              522,253    443,373

Memorandum items
Contingent liabilities:
Acceptances and endorsements                               303        671
Guarantees and assets pledged as collateral
security                                                30,011     24,596
Other contingent liabilities                             8,245      8,427
                                                        38,559     33,694
Commitments - standby facilities, credit lines         134,051    114,847
and other

                                     NOTES

1. Authorised share capital
   Ordinary shares
   The authorised ordinary share capital of Barclays Bank PLC, at 31st December 2004, was 3,000million (2003: 3,000million) ordinary shares of GBP1 each.

   Preference shares
   The authorised preference share capital of Barclays Bank PLC, at 31st December 2004, was 1,000 (2003: nil) preference shares of GBP1 each, 150million (2003: 150million) preference shares of US$0.01 each and 400,000 (2003: nil) preference shares of EUR100 each.

2. Issued share capital
   Ordinary shares
   The issued ordinary share capital of Barclays Bank PLC, at 31st December 2004 comprised 2,309million (2003: 2,302million) ordinary shares of GBP1 each.

   The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

   Preference shares
   The issued preference share capital of Barclays Bank PLC, at 31 December 2004 comprised 1,000 (2003: nil) preference shares of GBP1 each and 100,000 (2003: nil) preference shares of EUR100 each. The sterling preference shares were issued on 31st December 2004 at nil premium. The euro preference shares were issued on 8th December 2004 for a consideration of EUR993.6million or (GBP688.4million), of which the nominal value was EUR10million and the balance was share premium.

3. Staff numbers
   On a full time equivalent basis the total permanent and contract staff was 78,400 (2003: 74,800). Additionally, temporary and agency staff totalled 4,300 (2003: 4,100).

4. Conversion to International Financial Reporting Standards in 2005
   By Regulation, the European Union (EU) has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays Bank PLC will comply with this Regulation, as part of a Groupwide implementation programme, details of which are discussed in the Results Announcement for Barclays PLC. The Group believes it is on track to meet all requirements for financial reporting in 2005.

5. Commitments
   Current year credit card commitments have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in 2003, reported commitments would have been increased by GBP5,899million to GBP120,746million.